E-LOAN, INC.

2004 EXECUTIVE BONUS PLAN

I. PURPOSE OF THE PLAN

A. The E-LOAN, Inc. ("Company") 2004 Executive Bonus Plan ("Plan") is established to promote the interests of the Company by creating an incentive program to (i) attract and retain employees who will strive for excellence, and (ii) motivate those individuals to set and achieve above-average objectives by providing them with rewards for contributions to the financial performance of the Company.

II. ADMINISTRATION OF THE PLAN

A. The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the "Committee").

B. The interpretation and construction of the Plan and the adoption of rules and regulations for administering the Plan shall be made by the Committee. Decisions of the Committee shall be final and binding on all parties who have an interest in the Plan.

III. DETERMINATION OF PARTICIPANTS

Executive officers of the Company shall be eligible to participate in the Plan, with actual participants determined from time-to-time by the Committee together with the Chief Executive Officer ("CEO") and Chief Operating Officer ("COO") of the Company (provided that the Committee shall make all determinations regarding the granting of bonuses to the CEO or COO hereunder).

IV. BONUS AWARDS

A. Participants in the Plan (which shall not include the CEO or COO, who are eligible for bonuses under Section IV(B) of this Plan) shall be eligible to receive a bonus ("Bonus"), fifty percent (50%) of which shall be payable under an "Executive Goals Bonus Plan" and the remaining fifty percent (50%) shall be payable under an "Executive Incentive Compensation Plan."

1. <u>Executive Goals Bonus Plan</u>: Fifty percent (50%) of the Bonus shall be payable on the basis of achievement of performance goals and objectives set for the individual participant by the Company's COO or CEO during the performance periods set forth below:

Start Date	**End Date**
April 1	May 15
May 16	August 1
August 2	October 15
October 16	December 15

Participation in the Executive Goals Bonus Plan shall be set forth in an award letter delivered to the participant, in substantially the form attached hereto as Exhibit A. The participant's various performance goals will be communicated to him/her at the commencement of each performance period.

The Company's COO or CEO will assess the participant's performance for each performance period in relation to the performance goals and objectives established for such period and will determine the extent to which those goals and objectives have actually been attained. Based upon such assessment, the COO or CEO will determine the percentage (0 to 100%) of the actual Bonus payable to a participant based on his/her target Bonus as set forth in his/her individual award letter.

Payment of Bonuses under the Executive Goals Bonus Plan will be made in accordance with the terms of the participant's individual award letter and subject to the additional eligibility terms set forth therein.

2. Executive Incentive Compensation Plan: Fifty percent (50%) of the Bonus shall be payable on the basis of achievement by the Company of Net Income amounts for the 2004 fiscal year established by the Committee together with the CEO and COO of the Company. The total amount of each Bonus payable under this plan will be determined in accordance with the following matrix:

FY 2004 Net Income (in Millions)	% of Bonus Paid
$7.5	25%
$12.0	50%
$15.0	75%
$20.0	100%
$30.0	125%
$40.0	150%
$50.0	200%

Participation in the Executive Incentive Compensation Plan and the actual amount of the Bonus for which each participant is eligible to receive under such plan shall be set forth in an award letter delivered to the individual participant, in substantially the form attached hereto as Exhibit B.

Seventy-five percent (75%) of any Bonuses payable under the Executive Incentive Compensation Plan will paid following the end of fiscal year 2004 and the remaining twenty-five percent (25%) shall be payable at the end of calendar year 2005.

Determination of "Net Income" will be made in accordance with the terms set forth in each participant's award letter.

B. CEO/COO Bonus Plan. The CEO and COO shall be entitled under this Plan to a bonus of $100,000 if the Company achieves $151 million in revenues and $10 million in operating income (the "Financial Benchmarks") during fiscal 2004, on the basis of the Company's audited financial statements for such year. In addition, the CEO and COO will be eligible to receive an additional $50,000 each in the event that the Company exceeds the Financial Benchmarks to a degree determined significant by the Committee.

V. GENERAL PROVISIONS

A. Neither the action of the Company in establishing the Plan, nor any action taken under the Plan by the Committee, nor any provision of the Plan, shall be construed so as to grant any person the right to remain in the employ of the Company or its subsidiaries for any period of specific duration.

B. This Plan shall be governed by the laws of the State of California without regard to any conflict-of-law rules.

C. In the event of a conflict with the terms of this Plan and an individual participant's award letter, the terms of the award letter shall control.

This plan document evidences the Executive Goals Bonus Plan and Executive Incentive Compensation Plan adopted by the Compensation Committee on March 12, 2004, and the CEO/COO Bonus Plan adopted by the Compensation Committee on May 14, 2004.

EXHIBIT A

TO:

FROM: **[CHIEF OPERATING OFFICER]**

RE: **2004 EXECUTIVE GOALS BONUS PLAN**

DATED:

We are pleased to inform you of your selection as a participant in the E-LOAN 2004 Executive Goals Bonus Plan. Under the plan, you will have the opportunity to earn one or more bonuses during the 2004 fiscal year. There will be four potential bonus opportunities in total. Each bonus will relate to a specific performance period and will be based upon (i) the achievement of the performance goals or projects established by the Chief Operating Officer within the first thirty days of that performance period and (ii) your continued employment with the Company through the last day of that performance period.

Performance Periods. The four performance periods for the 2004 fiscal year will be as follows:

Start Date	**End Date**
January 1	May 15
May 16	August 1
August 2	October 15
October 16	December 15

You will be informed of the applicable goals and projects for each performance period within fifteen (15) days after establishment of those goals and projects.

First Payment Period. Your bonus potential for the first performance period and the applicable performance goals and objectives for that period are set forth in attached Schedule A. The terms and conditions upon which you may actually earn such a bonus for the January 1 to May 15, 2004 performance period are as follows:

(i) The Company's Chief Operating Officer will assess the Company's performance for that period in relation to the performance goals and objectives established for such period (as set forth in attached Schedule A) and will determine the extent to which those goals and objectives have actually been attained. Based upon such assessment, the Chief Operating Officer will determine the percentage (0 to 100%) of the actual bonus payable to you based on your target bonus set forth in Schedule A.

(ii) You will earn and become entitled to the bonus amount determined on the basis of the Chief Operating Officer's assessment, ***only if you remain in E-LOAN's employ until the last day of the performance period***. The bonus for each performance period is accordingly dependent upon the Chief Operating Officer's assessment of the performance goals and objectives attained for that performance period and your continued performance of services as an E-LOAN executive through the end of that performance period.

(ii) Payment of each bonus to which you become entitled under the 2004 bonus plan will be made as soon as practicable following the completion of the performance period.

(iii) Each bonus payable to you will be subject to E-LOAN's collection of all applicable federal, state and local income and employment withholding taxes, and you will only receive the portion of your quarterly bonus remaining after such taxes have been withheld.

(iv) Should your employment with E-LOAN terminate for any reason prior to the last day of a performance period, you will not be entitled to any bonus for that performance period or any subsequent performance period.

Your right to receive a bonus for one or more performance periods under the 2004 plan may not be transferred or assigned. However, should you die before receipt of any bonus you actually earn under the 2004 plan, then that earned but unpaid bonus will be paid to your estate.

Your selection and participation in the 2004 bonus plan will not change the "at will" nature of your employment with E-LOAN. Your employment with E-LOAN is not for any specified period of time and can be terminated either by you or by E-LOAN at any time, with or without advance notice, for any or no particular reason or cause. In addition, your job duties, title, responsibilities, reporting level, compensation and benefits, including your right to earn any bonuses under the 2004 plan, as well as the Company's personnel policies and procedures, may be changed with or without notice at any time in E-Loan's sole discretion.

Your participation in the 2004 bonus plan will be governed by the laws of the State of California without resort to that state's conflict-of-law rules.

We hope that you find the 2004 bonus program a substantial addition to your compensation package. You will now have the opportunity to earn additional compensation tied to the Company's financial performance and your continued employment with the Company.

Kindly indicate your acceptance of the foregoing terms and conditions governing your participation in the 2004 bonus plan by signing and dating the Agreement section below and returning it to Ro Carbone at the Company within the next five business days.

AGREEMENT

I hereby accept and agree to all of the foregoing terms and conditions governing my participation in the 2004 Executive Goals Bonus Plan and understand that my right to earn a bonus for any performance period under such plan will be dependent upon the attainment of pre-established performance goals and objectives for that performance period and my continued in employment with the Company through the end of that performance period.

Signature: ________________________________

Dated: __________________________, 2004

SCHEDULE A

EXHIBIT B

TO:

FROM: **[CHIEF OPERATING OFFICER]**

RE: **2004 EXECUTIVE INCENTIVE COMPENSATION PLAN**

DATED:

We are pleased to inform you of your selection as a participant in the E-LOAN 2004 Executive Incentive Compensation Plan. Under the plan, you will have the opportunity to earn two separate bonuses. The first is a performance bonus which will be based on the Company's financial performance for the 20004 fiscal year and your continued employment with the Company through the end of that year, and the second is a retention bonus which will require you to continue in E-LOAN's employ through the close of the 2005 calendar year.

The total amount of your incentive compensation under the 2004 Plan will be dependent upon E-LOAN's Net Income for the 2004 fiscal year and will be determined in accordance with the following matrix:

FY 2004 Net Income (in Millions)	Total Incentive Compensation:
$7.5-$11.99	
$12.0-$14.99	
$15.0-$19,99	
$20.0-$29.99	
$30.0-$39.99	
$40.0-$49.99	
$50.0 or more	

Net Income will be determined in accordance with generally accepted accounting principles, consistently applied, and will be subject to confirmation by E-LOAN's independent auditors. However, Net Income will be adjusted to exclude the following: (i) the incentive compensation accrued by E-LOAN under the 2004 plan, (ii) all items of income, gain or loss determined by the E-LOAN Board of Directors to be extraordinary or unusual in nature and not incurred or realized in the ordinary course of business, whether or not those items would otherwise be deemed extraordinary in accordance with the standards established by Opinion No. 30 of the Accounting Principles Board, (iii) the costs and expenses incurred by E-LOAN under applicable workers compensation laws, but only to the extent such deduction from Net Income is required by applicable law, and (iv) any income, gain or loss attributable to the business operations of any entity acquired by E-LOAN during the 2004 fiscal year

The total amount of your incentive compensation determined pursuant to the forgoing formula will be divided into two bonus components as follows:

Performance Component: 75% of your total incentive compensation will be paid as a performance bonus upon the following terms and conditions:

(i) You must continue in E-LOAN's employ until the last day of the 2004 fiscal year in order to earn the performance component of your incentive compensation. The performance component is accordingly based both on the Net Income realized by E-LOAN for the 2004 fiscal year and your continued performance of services as an E-LOAN executive through the end of that fiscal year.

(ii) Payment of the performance component will be made as soon as practicable following confirmation of fiscal year 2004 Net Income by E-LOAN's independent auditors. No performance bonus will be paid if 2004 Net Income is less than $7.5 million

(iii) The performance bonus payable to you will be subject to E-LOAN's collection of all applicable federal, state and local income and employment withholding taxes, and you will only receive the portion of your performance bonus remaining after such taxes have been withheld.

Retention Bonus: The remaining 25% of your total incentive compensation under the 2004 plan will be payable as a retention bonus upon the following terms and conditions:

(i) The retention bonus is intended to provide you with an incentive to continue in E-LOAN's employ, and you will only earn and become entitled to the retention component of your incentive compensation award if you remain in E-LOAN's employ through the last day of the 2005 calendar year. Accordingly, the retention bonus will be earned solely on the basis of your calendar year 2005 employment with E-LOAN, and you will not accrue any right to receive that bonus unless and until you complete the employment requirement for the 2005 calendar year.

(ii) However, should your employment with E-LOAN terminate during the 2005 calendar year by reason of your death, disability or your involuntary termination other than for cause, then you will become entitled to a pro-rata portion of your retention bonus. The pro-rata amount will be determined through utilization of the Excel DAYS 360 formula and will take into account the number of days in the 2005 calendar year which elapse between the start of that calendar year and your termination date.

(iii) You will not be entitled to any retention bonus should your employment with E-LOAN terminate for any reason (other than death, disability or your involuntary termination other than for cause) prior to the end of the 2005 calendar year.

(iv) Any retention bonus (whether full or pro-rated) which you earn on the basis of your employment with E-LOAN during the 2005 calendar year will be paid to you within thirty (30) days after the close of that calendar year.

(v) The payment will be subject to E-LOAN's collection of all applicable federal, state and local income and employment withholding taxes, and you will only receive the portion of your retention bonus remaining after such taxes have been withheld.

Definitions: For purposes of your benefit entitlement under the 2004 plan, the following definitions will be in effect:

Cause: your employment will be deemed terminated for cause if such termination is due to (i) your continued failure to perform the duties, responsibilities and obligations of your position with E-LOAN after written notice from the Company identifying the performance deficiencies, (ii) your commission of any act of fraud, embezzlement, theft or dishonesty injurious to the business or affairs of E-LOAN, (iii) your commission of a felony or other criminal act, (iii) your unauthorized use or disclosure of any confidential information or trade secrets of E-Loan or any affiliated company, (iv) any willful misconduct on your part adversely affecting the business or affairs of E-LOAN, (v) a material breach of your obligations under your Proprietary Information and Inventions Agreement with E-LOAN or (vi) your breach of any of your fiduciary duties to E-LOAN.

Disability: your inability to perform your usual duties as an E-LOAN employee by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

Involuntary Termination: E-LOAN's termination of your employment for any reason other than for cause.

Your right to receive any incentive compensation which you may earn under the 2004 plan may not be transferred or assigned. However, should you die before receipt of any incentive compensation you actually do earn under the 2004 plan, then that earned but unpaid compensation will be paid to your estate.

Your selection and participation in the 2004 plan will not change the "at will" nature of your employment with E-LOAN. Your employment with E-LOAN is not for any specified period of time and can be terminated either by you or by E-LOAN at any time, with or without advance notice, for any or no particular reason or cause. In addition, your job duties, title, responsibilities, reporting level, compensation and benefits, including your right to earn any bonuses under the 2004 plan, as well as the Company's personnel policies and procedures, may be changed with or without notice at any time in E-Loan's sole discretion.

Your participation in the 2004 plan will be governed by the laws of the State of California without resort to that state's conflict-of-law rules.

We hope that you find the new incentive compensation program a substantial addition to your compensation package. You will now have the opportunity to earn additional compensation tied to the Company's financial performance and your continued employment with the Company.

Kindly indicate your acceptance of the foregoing terms and conditions governing your participation in the 2004 plan by signing and dating the Agreement section below and returning it to Ro Carbone at the Company within the next five business days.

AGREEMENT

I hereby accept and agree to all of the foregoing terms and conditions governing my participation in the 2004 Executive Incentive Compensation Plan and understand that my right to earn any performance bonus under such plan will be dependent upon E-LOAN's Net Income for the 2004 fiscal year and my continued in employment with the Company through the end of that fiscal year and that my right to earn any retention bonus under such plan will be dependent upon my continued employment with E-LOAN through the 2005 calendar year.

Signature: ________________________________

Dated: __________________________, 2004